Filed pursuant to Rule 424(b)(3)
File No. 333-223480
Grant Park Fund February 2019 Update
March 21, 2019
 Supplement dated March 21, 2019 to Prospectus dated July 13, 2018
Class	February ROR	YTD ROR	Net Asset Value	Net Asset Value per Unit
A	0.80%	-0.55%	$4.60M	$941.068
B	0.74%	-0.65%	$50.03M	$762.288
Legacy 1	0.99%	-0.16%	$0.56M	$775.081
Legacy 2	0.97%	-0.20%	$0.32M	$754.779
Global 1	1.04%	-0.07%	$18.51M	$776.844
Global 2	1.02%	-0.11%	$0.72M	$758.405
Global 3	0.87%	-0.40%	$0.58M	$637.977
ALL PERFORMANCE REPORTED IS NET OF FEES AND EXPENSES

Sector Commentary
Currencies: The U.S. dollar strengthened on hopes for progress in trade talks between the U.S. and China.  The Australian and New Zealand dollars weakened after Australia’s central bank considered a possible rate cut as it acknowledged growing economic risks.  The Japanese yen fell following data of weakening economic performance.  The British pound strengthened after Prime Minister Theresa May said Parliament will be allowed to vote on a “no-deal” Brexit or delay.

Energy:  Crude oil prices rose due to new U.S. imposed sanctions on Venezuela, reduced output by OPEC and a continued slowdown in U.S. drilling activity.  Heating oil prices moved higher on lower inventories.

Equities: Global equity markets rose on reports of progress in trade talks between the U.S. and China and a boost in energy stocks amid rising oil prices.

Fixed Income: Global fixed income markets declined slightly on optimism for a U.S.-China trade deal and easing Brexit fears.

Grains/Foods:  Wheat and corn markets fell on muted demand and abundant supplies.  Coffee prices declined over 10% due to excess supplies and a weaker Brazilian real.  Cocoa markets moved higher as demand increased and concerns arose about poor weather conditions in the Ivory Coast.  Cotton markets moved higher on optimism about a possible trade deal between the U.S. and China.

Metals: Gold and silver markets moved lower as a stronger dollar reduced demand for the safe-haven assets.  Copper and other base metal prices rose on firming demand and hopes of a U.S.-China trade deal.

Additional Information:  For the Fund’s monthly Account Statement, including the net asset value per unit, and related information, please visit our website at grantparkfunds.com.

Sincerely,

David Kavanagh
President

Daily fund performance and weekly commentaries are available on our website at grantparkfunds.com.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS
FUTURES TRADING INVOLVES A HIGH DEGREE OF RISK AND IS NOT SUITABLE FOR ALL INVESTORS
THIS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITY FOR SALE NOR SHALL THERE BE ANY SALE OF SECURITIES IN ANY JURISDICTION IN WHICH AN OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH JURISDICTION OFFERING BY PROSPECTUS ONLY.

Account Statement (Prepared from books without audit)
For the month ended February 28, 2019
STATEMENT OF INCOME
Trading Income (Loss)	Monthly Performance	Year to Date Performance
Realized Trading Income (Loss)	$1,576,666	$1,006,852
Change In Unrealized Income (Loss)	-601,278	-708,713
Brokerage Commission	-27,697	-46,320
Exchange, Clearing Fee and NFA Charges	0	0
Other Trading Costs	-70,428	-145,154
Change in Accrued Commission	-1,935	-1,820
Net Trading Income (Loss)	875,328	104,845

Other Income	Monthly Performance	Year to Date Performance
Interest, U.S. Obligations	$68,754	$142,513
Interest, Other	19,089	27,062
Income from Securities	0	0
Dividend Income	0	0
Total Income (Loss)	963,171	274,420

Expenses	Monthly Performance	Year to Date Performance
Management Fee	$0	$0
Incentive Fee	0	0
Operating Expenses	16,118	32,227
Organization and Offering Expenses	18,559	37,113
Brokerage Expenses	296,732	590,628
Dividend Expenses	0	0
Total Expenses	331,409	659,968

Net Income (Loss)	$631,762	-$385,548

Statement of Changes in Net Asset Value	Monthly Performance	Year to Date Performance
Beginning Balance	$76,331,696	$77,934,699
Additions	0	0
Net Income (Loss)	631,762	-385,548
Redemptions	-1,632,980	-2,218,673
Balance at February 28, 2019	$75,330,478	$75,330,478
PERFORMANCE SUMMARY BY CLASS
Class	Net Asset Value per Unit	Units	Net Asset Value	Monthly ROR	Year to Date ROR
A	$941.068	4,888.57347	$4,600,482	0.80%	-0.55%
B	$762.288	65,631.68938	$50,030,255	0.74%	-0.65%
Legacy 1	$775.081	726.19883	$562,863	0.99%	-0.16%
Legacy 2	$754.779	430.02681	$324,575	0.97%	-0.20%
Global 1	$776.844	23,824.75743	$18,508,113	1.04%	-0.07%
Global 2	$758.405	951.34413	$721,504	1.02%	-0.11%
Global 3	$637.977	913.33504	$582,687	0.87%	-0.40%

To the best of my knowledge and belief the information contained herein is accurate and complete.

_____________________________________________________________
David Kavanagh, President
For Dearborn Capital Management, LLC
General Partner of Grant Park Futures Fund, Limited Partnership